

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2025

Jim Dondero
President
NexPoint Diversified Real Estate Trust
300 Crescent Court, Suite 700
Dallas, TX 75201

> **Re: NexPoint Diversified Real Estate Trust**
> **Registration Statement on Form S-4**
> **Filed December 31, 2024**
> **File No. 333-284099**

Dear Jim Dondero:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Isabel Rivera at 202-551-3518 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Charles T. Haag